UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Bioxytran, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

09075D102

 (CUSIP Number)

Ola Soderquist

233 Needham St., Ste 300

Newton, MA 02464

617-494-1199

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 1, 2020

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05351T100	13D

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Sheikh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,800,200
	8.	SHARED VOTING POWER 400,000
	9.	SOLE DISPOSITIVE POWER 8,800,200
	10.	SHARED DISPOSITIVE POWER 400,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,800,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Based on 97,031,673 shares of the Issuer’s Common Stock issued and outstanding as of May 12, 2020, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 13, 2020.

CUSIP No. 05351T100	13D

Item 1.  Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Bioxytran, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 233 Needham St., Ste 300, Newton MA 02464.

Item 2.  Identity and Background.

(a)	This statement is being filed by Michael Sheikh (the “Reporting Person”).

(b)	The residential address of the Reporting Person is 1905 S. Audubon Ct. Spokane, WA 99224.

(c)	The Reporting Person is the Executive Vice President of Business Development of Bioxytran, Inc., 233 Needham St., Ste 300, Newton MA 02464.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a US citizen.

Item 3.  Source or Amount of Funds or Other Consideration.

 The securities reported herein were acquired as follows:

On May 1, 2020, the Issuer entered into an employment agreement with M. Sheikh, in which 8,800,000 shares were issued to M. Sheikh. The shares are vesting over 3 years in four equal portions on the anniversary of this contract with the first portion at the signature of this agreement. In case of change in company control, the shares will vest immediately.

On July 24, 2019, and on July 29, 2019, M. Sheikh bought a total of 200 shares on the open market.

On March 11, 2019, and on October 21, 2019, Resources Unlimited, LLC where M. Sheikh is a principal, received 100,000 and 300,000 shares, respectively, as part of contractual agreements dated February 15, 2019, and April 22, 2019, between Bioxytran, Inc. and Resources Unlimited, LLC. M. Sheik has indirect ownership of these shares.

Item 4.  Purpose of Transaction.

 The Reporting Person acquired the securities reported herein as for the pro-rata portion of his stock held in Bioxytran, Inc. issued to M. Sheikh as part of an Employment Agreement with the Issuer.

The Reporting Person has indirectly acquired the securities reported herein as for the pro-rata portion of Resources Unlimited, LLC’s stock held in Bioxytran, Inc. issued to M. Sheikh as part of a Contractual Agreement with the Issuer.

The Reporting Person intends to evaluate his holdings in the Issuer on a continuous basis. Subject to all relevant securities law provisions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties. Subject to the foregoing, the Reporting Person does not have any plans that would result in:

(a)      The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer of any of its subsidiaries;

(c)      A sale or transfer of a material amount of assets of the Issuer of any of its subsidiaries;

(d)      Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)      Any material change in the present capitalization or dividend policy of the Issuer;

(f)      Any other material change in the Issuer’s business or corporate structure;

(g)     Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)     Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)     Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)           The Reporting Person beneficially owns an aggregate of 8,800,200 shares of Common Stock, representing, in the aggregate, nine and 1/10th percent (9.1%) of the outstanding Common Stock, M Sheikh also have indirect ownership of 400,000 shares of Common Stock, representing, in the aggregate, 4/10th percent 0.4%) of the outstanding Common Stock. The percentage reported is based upon 97,031,673 shares of the Issuer’s Common Stock issued and outstanding as of May 12, 2020, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 13, 2020.

The shares of Common Stock beneficially owned by the Reporting Person are directly owned by the Reporting Person.

(b)           The Reporting Person has the sole power to vote or to direct the vote of 8,800,200 shares of Common Stock and the sole power to dispose or to direct the disposition of 8,800,200 shares of Common Stock. M. Sheikh also has the indirect power to vote or to direct the vote of 400,000 shares of Common Stock and the indirect power to dispose or to direct the disposition of 400,000 shares of Common Stock.

(c)           None.

(d)           None.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 As previously discussed above, on May 1, 2018, the Issuer entered into an Employment Agreement with Michael Sheikh in which 8,800,000 shares of the Issuer’s common stock was issued to M. Sheikh. A copy of the Employment Agreement is included as Exhibit 1 to this Statement.

On March 11, 2019, and on October 21, 2019, Resources Unlimited, LLC where M. Sheikh is a principal, received 100,000 and 300,000 shares, respectively, as part of contractual agreements dated February 15, 2019, and April 22, 2019, between Bioxytran, Inc. and Resources Unlimited, LLC. M. Sheik has indirect ownership of these shares. Contractual Agreements between Resources Unlimited, LLC. and Bioxytran, Inc. are included as Exhibit 2 and Exhibit 3 to this Statement.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Form of Employment Agreement between Bioxytran, Inc. and Michael Sheikh, dated May 1, 2018.
Exhibit 2	Form of Contract Agreement between Bioxytran, Inc. and Ressources Unlimited, LLC. dated February 15, 2019
Exhibit 3	Form of Contract Agreement between Bioxytran, Inc. and Ressources Unlimited, LLC. dated April 22, 2019

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2020

/s/ David Platt

David Platt